                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                              Bell Industries, Inc.
                                (Name of issuer)

                             COMMON STOCK, PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 18, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 078 107 109                 13D                          Page 2 of 12
-------------------------                                     ------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Newcastle Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY             404,600
   OWNED BY       --------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
   REPORTING              0
PERSON WITH       --------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          404,600
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               404,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 3 of 12
-------------------------                                     ------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Newcastle Capital Group, L.L.C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY             404,600
   OWNED BY       --------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
   REPORTING              0
PERSON WITH       --------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          404,600
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               404,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 4 of 12
-------------------------                                     ------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Newcastle Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY             404,600
   OWNED BY       --------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
   REPORTING              0
PERSON WITH       --------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          404,600
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               404,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 5 of 12
-------------------------                                     ------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Mark E. Schwarz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. citizen
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY             444,600(1)
   OWNED BY       --------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
   REPORTING              0
PERSON WITH       --------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          434,600(1)
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               434,600(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1)   Includes options  exercisable  within 60 days to purchase 30,000 shares of
      Common Stock held by Mr. Schwarz.

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 6 of 12
-------------------------                                     ------------------

                                  SCHEDULE 13D

This  Statement is jointly  filed by Newcastle  Partners,  L.P., a Texas limited partnership ("NP"),  Newcastle Capital Group,  L.L.C., a Texas limited liability company ("NCG"), Newcastle Capital Management, L.P., a Texas limited partnership
("NCM"),  and Mark E.  Schwarz,  relating  to  shares  of  common  stock of Bell
Industries, Inc., a California corporation (the "Issuer").

ITEM 1.     SECURITY AND ISSUER

Securities acquired:    Shares of common stock (the "Common Stock")

Issuer:                 Bell Industries, Inc.
                        1960 East Grand Ave.
                        Suite 560
                        El Segundo, CA 90245

ITEM 2.     IDENTITY AND BACKGROUND

            (a) - (c). This  Statement is jointly filed by NP, NCG, NCM and Mark
E. Schwarz (collectively,  the "Reporting Persons").  Because Mark E. Schwarz is
the  managing  member of NCG,  which is the  general  partner  of NCM (with Mark
Schwarz,  NCG and NCM,  hereinafter  referred to as the "Controlling  Persons"), which in turn is the  general  partner of NP,  the  Controlling  Persons  may be deemed,  pursuant  to Rule  13d-3 of the  Securities  Exchange  Act of 1934,  as
amended (the "Act"),  to be the beneficial  owners of all shares of Common Stock held by NP. The Reporting  Persons are filing this Joint Statement,  as they may be considered a "group" under Section 13(d)(3) of the Act. However,  neither the fact of this  filing  nor  anything  contained  herein  shall be deemed to be an admission by the Reporting Persons that such a group exists.

            As stated above,  Mark E. Schwarz is the managing member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The principal  place of business for each of the Reporting Persons is 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

            Mr. Schwarz is a director of the Issuer.

            (d). During the last five years,  none of the Reporting  Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e). During the last five years,  none of the Reporting  Persons has been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent  jurisdiction,  and as a result of such proceeding,  was not or is not subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 7 of 12
-------------------------                                     ------------------

            (f). Mark E. Schwarz is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS

            As of June 18,  2003,  NP had  invested  $653,665.04  (inclusive  of brokerage  commissions) in shares of Common Stock. The source of these funds was the working capital of NP. Neither NCG nor NCM directly owns any Common Stock.

            Mark E. Schwarz directly owns options  exercisable within 60 days of the date hereof to purchase  30,000 shares of Common  Stock,  which options were provided to him as consideration for his service as a director of the Issuer.

ITEM 4.     PURPOSE OF THE TRANSACTION

            NP purchased the shares of Common Stock based on the belief that the
Common Stock,  at current  market prices,  was  undervalued  and  represented an attractive investment  opportunity.  Mark E. Schwarz is a member of the Board of
Directors  of the  Issuer  and  has  received  stock  options  as  compensation.
Depending upon overall market conditions,  other investment  opportunities,  and the availability of Common Stock at desirable prices,  the Reporting Persons may endeavor to increase their position in the Company through,  among other things, the  purchase  of Common  Stock in open market or private  transactions  on such terms and at such times as the Reporting Persons deem advisable.

            The  Reporting  Persons  may,  from time to time,  evaluate  various alternatives  that they might consider in order to influence the  performance of the Company and the  activities of the Board of Directors.  Depending on various factors,  the Reporting  Persons may take such actions as they deem  appropriate including,  without limitation,  engaging in discussions with management and the
Board of Directors,  communicating with other  stockholders,  seeking additional
Board representation,  offering to acquire the Company,  making proposals to the
Company concerning the capitalization and operations of the Company,  purchasing additional  Common  Stock or  selling  some or all of their  Common  Stock or to change their  intention with respect to any and all matters  referred to in Item
4.

            Other than as  described  above and in Mr.  Schwarz's  capacity as a director,  the Reporting  Persons have no present plans or proposals which would result in any of the following:

                   1) any extraordinary corporate transaction, such as a merger, reorganization  or  liquidation,  involving the Issuer or any of its subsidiaries;

                   2) any sale or transfer of a material amount of assets of the
            Issuer or any of its subsidiaries;

                   3) any change in the present  board of  directors or managers of the Issuer;

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 8 of 12
-------------------------                                     ------------------

                   4) any  material  change  in the  present  capitalization  or dividend policy of the Issuer;

                   5) any other  material  change in the  Issuer's  business  or corporate structure;

                   6) any change in the Issuer's charter, by-laws or instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Issuer by any person;

                   7) causing a class of securities of the Issuer to be delisted from a national  securities exchange or to cease to be authorized to be  quoted  in an  inter-dealer  quotation  system  of a  registered national securities association;

                   8)  causing  a class of  securities  of the  Issuer to become
            eligible  for  termination  of  registration   pursuant  to  Section
            12(g)(4) of the Act; or

                   9) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a). As of June 18, 2003, NP  beneficially  owned 404,600  shares of
Common Stock and Mark E. Schwarz  owned  options  exercisable  within 60 days to purchase  30,000  shares of Common Stock.  These 434,600  shares of Common Stock represent 5.2% of the Issuer's  outstanding  shares of Common Stock,  which such percentage was calculated by dividing (i) the 434,600 Shares owned by NP and Mr.
Schwarz by (ii) the sum of 8,366,724  shares of Common Stock  outstanding  as of
May 9, 2003 based upon the Issuer's Quarterly Report on Form 10-Q filed with the
Securities  and  Exchange   Commission  on  May  15,  2003  and  30,000  options
exercisable by Mr. Schwarz within 60 days.

            As of June 18,  2003,  NCM,  as the  general  partner  of NP, may be deemed to beneficially own the 404,600 shares of Common Stock beneficially owned by NP,  representing  approximately  4.8% of the issued and  outstanding  Common
Stock of the Issuer.

            As of June 18, 2003,  NCG, as the general  partner of NCM,  which in turn is the general  partner of NP, may also be deemed to  beneficially  own the
404,600  shares  of  Common  Stock  beneficially   owned  by  NP,   representing
approximately 4.8% of the issued and outstanding Common Stock of the Issuer.

            Mark E. Schwarz,  as the managing member of NCG, the general partner of NCM,  which in turn is the  general  partner  of NP,  may also be  deemed  to beneficially  own the 404,600 shares of Common Stock  beneficially  owned by NP, representing  approximately  4.8% of the issued and outstanding  common stock of the Issuer. In addition, Mr. Schwarz directly owns options exercisable within 60

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 9 of 12
-------------------------                                     ------------------

days of the date hereof to purchase 30,000 shares of Common Stock of the Issuer, which, together with the Common Stock held by NP, represents  approximately 5.2%
of the issued and outstanding Common Stock of the Issuer.

            (b). By virtue of his position with NP, NCG and NCM, Mark E. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by NP reported in this statement.

            The filing of this  statement on Schedule 13D shall not be construed as an admission  that Mr.  Schwarz is for the purposes of Section 13(d) or 13(g)
of the Securities Exchange Act of 1934, as amended,  the beneficial owner of any of the 404,600 shares of Common Stock owned by NP.  Pursuant to Rule 13d-4,  Mr.
Schwarz disclaims all such beneficial ownership.

            (c). The  transactions  in the Issuer's  securities  during the last sixty days are as follows: Newcastle Partners

Transaction Date       Buy/Sell         Quantity (Shares)    Price per Share ($)
----------------       --------         -----------------    -------------------

6/18/03                Buy              19,700               $1.75

            (d). Not Applicable.

            (e). Not Applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER
            --------------------------------------------------------------------

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   Joint  Filing  Agreement  dated June 26, 2003 among NP, NCG, NCM and
            Mr. Schwarz.

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 10 of 12
-------------------------                                     ------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2003
                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 11 of 12
-------------------------                                     ------------------

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

            In accordance  with Rule 13d-1(k) under the Securities  Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them  of a  Statement  on  Schedule  13D  (including  any and all  amendments thereto)  with respect to the common stock,  par value $0.25 per share,  of Bell
Industries,  Inc., and further agree that this Joint Filing  Agreement  shall be included as an Exhibit to such joint filings.

            The undersigned  further agree that each party hereto is responsible for the timely  filing of such  Statement  on  Schedule  13D and any  amendments thereto,  and for the accuracy and  completeness of the  information  concerning such party contained therein;  provided,  however,  that no party is responsible for the accuracy or completeness of the information  concerning any other party, unless  such  party  knows or has  reason to believe  that such  information  is inaccurate.

            This Joint Filing  Agreement may be signed in counterparts  with the same  effect  as if the  signature  on  each  counterpart  were  upon  the  same instrument.

            IN WITNESS WHEREOF,  the undersigned have executed this Agreement as of June 26, 2003.

                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

-------------------------                                     ------------------
CUSIP No. 078 107 109                 13D                          Page 12 of 12
-------------------------                                     ------------------

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz